Exhibit 99.1

Blue Hat Partners with Sutesen to
Launch "AR Immersive Classes" in up to 1,000 Preschools in Guangxi, China

XIAMEN, China, May 28, 2020 /PRNewswire/--Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced that it has signed a three-year partnership with smart education service provider, Sutesen Information Technology Ltd. ("Sutesen"), to expand Blue Hat’s Smart Immersive Education Classes, or "AR Immersive Classes" ("ARIC"), in Guangxi province, China. The partnership aims to commercially launch ARIC in up to 1,000 Guangxi preschools in three years.

The ARIC system encompasses the full collection of Blue Hat's immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China's preschools. Based on Blue Hat’s proprietary AR technology, the ARIC system greatly enriches children’s learning experience as well as enables educators to track and analyze learning behavior of students.

Blue Hat previously implemented ARIC on a trial basis in more than ten preschools in China's Fujian and Guangdong provinces and received positive feedback from teachers and students.

As part of the 3-year exclusive distribution agreement, Blue Hat has authorized Sutesen as the exclusive distributor for the ARIC system in the Guangxi province. For each preschool which licenses a full set of the ARIC system, Blue Hat will receive a monthly subscription fee of RMB 4,000-4,800 (approximately US$570-620) based on a multi-year contract. There are more than 10,000 preschools in Guangxi, with a pressing demand for high-quality preschool education. Multiple places in Guangxi province recently announced reopening dates for preschools following closures due to the COVID-19 pandemic in China, and Blue Hat believes such reopenings may provide a good opportunity for the launch of Blue Hat’s ARIC system in Guangxi.

"We believe the development of AR technology has great potential to change the way children interact with educational content, merging the real with the virtual for a truly immersive smart educational experience," said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. "We are excited by the bright prospects of this wide-ranging partnership between Blue Hat and Sutesen, and we look forward to close co-operation in sharing resources such as channels, products, technology and content, as well as joint promotion of AR education."

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Phil Lisio

The Foote Group

Phone: +86 135-0116-6560

Email: phil@thefootegroup.com